IRVINE VENTURE LAW FIRM, LLP

ATTORNEYS AT LAW
5 HUTTON CENTRE DRIVE
SUITE 1400
SANTA ANA, CALIFORNIA 92707
TELEPHONE: (949) 660-7700
FACSIMILE: (949) 660-7799
January 27, 2010

By EDGAR
Duc Dang, Esq.
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Hartman Short Term Income Properties XX, Inc.
File No. 333-154750

Dear Mr. Dang:

As we discussed, we are providing this letter to refer you to the changes, additions and deletions made in response to your comment letter dated January 19, 2010.  The pre-effective amendment number 11 to the Form S-11A has been filed concurrently through the EDGAR filing system.  The numbers in this letter correspond to your numbered comments.

Estimated Use of Proceeds, page 54

1.
We note your response to comment 2 of our letter dated December 9, 2009.  Please tell us how you calculated the amounts shown in footnote (2) that reflect the total amount available for investment, assuming 75% leverage, and the amount that would be derived from debt financing.  Please ensure that the total amount available for investment shown in footnote (2) also reflects all debt financing fees.

1.
We have revised footnote 2 on page 56 to reflect that $856,522,000 is available for investment of which $635,968,000 would come from come from debt financing, assuming 75% leverage and a 1% debt financing fee.  We calculated these amounts as follows with numbers rounded to the nearest thousand:

The gross leveraged amount the issuer could invest is equal to the sum of (i) amount available for investment, which is $246,250,000 less (ii) the acquisition fees and acquisition expenses payable to the advisor, plus (iii) the debt proceeds (which is the face amount of the debt less the 1% debt financing fee to the advisor; any loan origination fee to lender is disregarded).

Duc Dang, Esq.
Securities and Exchange Commission
January 27, 2010

Algebraic formula is as follows:

X = gross asset cost
Debt = 0.75 X
Debt proceeds = 0.7425X [99% of 0.75X]
Acquisition costs = 0.03X [2.5% acquisition fee plus 0.5% acquisition expense based on cost]

Amount available for investment is $246,250,000.

X = $246,250,000 – 0.03X + 0.7425X
X = $246,250,000 + 0.7125X
0.2875X = $246,250,000
X = $856,522,000

Gross asset cost = $856,522,000
Debt = $642,392,000
Debt proceeds = $635,968,000
Acquisition costs = $25,696,000

2.	We note that you have previously filed exhibit 1.1, your dealer management agreement. Please tell us why you have removed this exhibit or revise the exhibit index to restore this agreement.

2.
It appears that the reference to the Dealer Manager Agreement as Exhibit 1.1 to the Form S-11A was inadvertently dropped, likely as a printer’s error.  We had previously filed the Dealer Manager Agreement and had no reason to delete the reference to Exhibit 1.1.  We regret any inconvenience that error may have caused.  The reference to Exhibit 1.1 has been restored.

Please call the undersigned with any questions or concerns as you review the S-11A.  We are hopeful that all comments are now clear and hope to be in touch with you in the next few days to discuss acceleration.

Very truly yours,

IRVINE VENTURE LAW FIRM, LLP

Michael E. Shaff

cc:        Mr. Allen Hartman